CADWALADER

Cadwalader, Wickersham & Taft LLP
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October 23, 2017

VIA EDGAR TRANSMISSION
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tiffany Posil, Special Counsel

> Re: Automatic Data Processing, Inc. (the "Company")
> Definitive Additional Materials on Schedule 14A
> Filed October 16, 2017 by William A. Ackman et al. ("Pershing Square")
> File No. 001-05397

Dear Ms. Posil:

We are writing on behalf of Pershing Square, in response to the comment of the staff (the "Staff") of the Office of Mergers and Acquisitions of the Securities and Exchange Commission (the "Commission") set forth in the letter dated October 17, 2017, with respect to Pershing Square's solicitation of proxies from the stockholders of the Company to elect three (3) nominees to the board of directors of the Company.

The comment of the Staff is set forth below, followed by the corresponding response.

1. *We note your statements concerning an independent survey conducted by Sanford C. Bernstein & Co. Please provide us with a copy of this survey.*

Pershing Square respectfully notes to the Staff that it was not involved in preparing or conducting the Sanford C. Bernstein & Co. ("Bernstein") survey. Pershing Square became aware of the survey as a result of the publication by Bernstein of the results of its survey in a research report entitled *ADP vs. Ackman: And the investor survey says...the vote might be closer than you thought* (the "Bernstein Report") on October 13, 2017. As a result, Pershing Square is not in possession of (and has not been in possession of) the Bernstein survey. A copy of the Bernstein Report, which describes the survey and its results, is attached hereto as Exhibit A.

*   *   *

In connection with this response to the Staff's comment, each of the filing persons acknowledged to me and I therefore acknowledge on their behalf that:

- Each filing person is responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff;

- Staff comments or changes to disclosure in response to the Staff's comments do not foreclose the Commission from taking any action with respect to the filing; and

- None of the filing persons may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212-504-5757 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Richard M. Brand
Richard M. Brand

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